United States securities and exchange commission logo





                            November 24, 2021

       Mingfei Liu
       Chief Operating Officer
       U-BX Technology Ltd.
       Zhongguan Science and Technology Park
       No. 1 Linkong Er Road, Shunyi District, Beijing
       People   s Republic of China

                                                        Re: U-BX Technology
Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted October
29, 2021
                                                            CIK No. 0001888525

       Dear Mr. Liu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. Please disclose on the cover page that you will be a controlled company following the offering. Disclosure
should include the identity of your controlling stockholder(s), the amount of voting power
the controlling stockholder(s) will own following the completion of the offering and
whether you intend to rely on any exemptions from the corporate governance requirements
that are available to controlled companies. Also, include
                                                        appropriate risk factor
disclosure.
 Mingfei Liu
FirstName LastNameMingfei   Liu
U-BX Technology   Ltd.
Comapany 24,
November  NameU-BX
              2021     Technology Ltd.
November
Page 2    24, 2021 Page 2
FirstName LastName
2. Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.
3. We note the disclosure on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE)
         based in China and that this structure involves unique risks to investors. Please bold this disclosure or take other steps to make the disclosure more prominent.
4. We note your disclosure that the VIE structure is used to replicate foreign investment in
         China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment.
         Please revise accordingly.
5. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
6. We note your disclosure on the prospectus cover page and throughout your filing that you
         control and receive economic benefits of U-BX China   s business
operations through VIE
         agreements and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.
Prospectus Summary, page 1

7. We note your references to the courts of the British Virgin Islands and shares of the registrant held in the British Virgin Islands. Please advise or revise appropriately.
 Mingfei Liu
FirstName LastNameMingfei   Liu
U-BX Technology   Ltd.
Comapany 24,
November  NameU-BX
              2021     Technology Ltd.
November
Page 3    24, 2021 Page 3
FirstName LastName
8. You state that your largest social media partner is WeChat and that you also partner with other online content-based platforms, including Tik-Tok and Kuaishou. Please disclose if you have any material commercial or financial contracts with these partners. Refer to Item
         4.B of Form 20-F.
9. Please provide a breakdown of total revenues by category of activity and geographic market for each of the last three financial years. Refer to Item 4.B of Form 20-F. Also, we note your disclosure that your top four suppliers represent more than 80% of our total supply volume for the year ended June 30, 2021. Please identify these suppliers and disclose the material terms of your agreements with them. Also, file any contracts with the supplier as exhibits or tell us why this is not required.
10.      You refer to the PRC Data Security Law    which will take effect on
September 1, 2021
         and state that you    do not expect to be subject to the cybersecurity
review by the CAC
         when such security law is enacted on page 16 and elsewhere in your prospectus. As the law appears to be currently in effect, please confirm whether you are subject to cybersecurity review by the CAC and revise your disclosure as appropriate.
Risk Factors, page 25

11. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
12. We note that one of your wholly-owned subsidiaries, Snailinsur Group Limited, is a Hong
         Kong limited company. Please revise your disclosure to discuss the growing risks associated with actions undertaken by the Government of the Hong Kong Special
         Administrative Region and the Government of the People   s Republic of
China that may
         adversely impact your operations in Hong Kong and elsewhere.
13. Please revise your disclosure to clarify the risks associated with the failure of your shareholders to comply with Circular 37. Please state whether your directors, officers, or significant shareholders are in compliance with Circular 37. We note that on page 30 you state no "penalties" will be imposed on the company related to Circular 37, but disclose on page 43 that "failure to comply with Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC
         subsidiaries    ability to make distributions or pay dividends to us
or affect our ownership
         structure." Please reconcile and revise appropriately.
14. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
 Mingfei Liu
U-BX Technology Ltd.
November 24, 2021
Page 4
15. Please confirm that you have disclosed each permission that you, your subsidiaries or your
         VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to
         approve of the VIE   s operations, and state affirmatively whether you
have received all
         requisite permissions and whether any permissions have been denied. Please advise or revise appropriately.
16. We note your risk factor stating that you have not determined a specific use for a portion of the net proceeds from this offering. Subsequently, on page 54, you state specific uses accounting for 100 percent of net proceeds, including research and development, advertising and marketing, and general working capital. Elsewhere, on page 18, you state proceeds will be used for a new manufacturing site, a new factory, and machines and auxiliary equipment. Please reconcile your disclosures in all three sections.
Management's Discussion and Analysis of Our Financial Condition and Results of Operations
Results of Operations, page 68

17. We note that you generate revenues primarily from digital promotion services to insurance companies on its various website channels, including pay for performance marketing services whereby customers are charged based on effective clicks on their insurance product information, and display advertising services that allow customers to place advertisements on various websites. Please tell us your consideration of disclosing the number of clicks or impressions and the cost-per click or cost-per-impression for each period presented. Price and volume disclosures such as the number of clicks or impressions and revenue per-click or per impression including an analysis of any trends or uncertainties appears to be important information necessary to understanding your results of operations. We refer you to Item 5A. of the Instructions to Form 20-F and Regulation
         S-K and Section III.B of SEC Release 33-8350.
18. We note that the names you use to describe your three lines of business in the table on the top of page 69 are different than the names used in the accompanying narrative and in the table on the bottom of page 69. Please advise.
Liquidity and Capital Resources, page 71

19. Please explain the nature of the capital withdraw from a shareholder in the amount of $754,455. Please note that if a distribution to owners, regardless of whether it is declared or whether it is reflected already in the balance sheet, is to be paid out of proceeds of the offering rather than from the current year's earnings, pro forma per share
FirstName LastNameMingfei Liu
       data should be presented (for the latest year and interim period only) giving effect to the
Comapany   NameU-BX
       number  of sharesTechnology    Ltd. would be necessary to pay the
dividend (but only the
                         whose proceeds
       amount
November       that exceeds
           24, 2021  Page 4 current year's earnings) in addition to historical
EPS.
FirstName LastName
 Mingfei Liu
FirstName LastNameMingfei   Liu
U-BX Technology   Ltd.
Comapany 24,
November  NameU-BX
              2021     Technology Ltd.
November
Page 5    24, 2021 Page 5
FirstName LastName
Related Party Transactions, page 103

20. Please revise this section to include all required information. Refer to Item 7 of Form 20-
         F. Please also reconcile the amounts listed as due to related parties with the amounts presented on page F-19.
Principal Shareholders, page 104

21. You state that 36.58 percent of your outstanding ordinary shares are held by Jian Chen in your table of principal shareholders, but attribute this ownership to Superego Pulse
         Limited on page 61. Please advise. In addition, please confirm whether Jian Chen and
         Mingfei Liu have a "controlling interest" in Columbu Limited as defined within the meaning of "beneficial owner" as used in the General Instructions to Form 20-F.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue recognition, page F-12

22. You disclose that your business primarily consists of providing the following three services/products: i) digital promotion services, ii) risk assessment services, and iii) value-
         added bundled benefits. You further disclose that you are the principal or primary obligor in each of these transactions and recognize revenues on a gross basis. Please explain why you control each of these services/goods before they are transferred to your customer. Provide us with your analysis of the principal versus agent considerations. We refer you to ASC 606-10-55-36 through 55-40.
Condensed Financial Information of the Parent Company, page F-23

23. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule -
         depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.
24.      We note that the activity of the VIE is reflected in the line items
titled    investments in
         subsidiaries and VIEs    and    income from equity method investment
 in the parent   s
         financial statements. Please provide a roll-forward of the investment in subsidiaries and
         VIEs line item.
 Mingfei Liu
FirstName LastNameMingfei   Liu
U-BX Technology   Ltd.
Comapany 24,
November  NameU-BX
              2021     Technology Ltd.
November
Page 6    24, 2021 Page 6
FirstName LastName
General

25. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities
         Act, whether or not they retain copies of the communications.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      William S. Rosenstadt